UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-15345
                                                       CUSIP NUMBER: 36317Q-10-4

(Check One):      [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K

[  ] Form 10-Q    [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended: March 31, 2003
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION

         GALAXY NUTRITIONAL FOODS, INC.
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Full Name of Registrant


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Former Name if Applicable

         2441 VISCOUNT ROW
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Address of Principal Executive Office (Street and Number)

         ORLANDO, FLORIDA 32809
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City, State and Zip Code

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

          The Company is incorporating disclosures related to several new recent developments and pursuant to new regulatory requirements into the Form 10-K for the fiscal year ended March 31, 2003. Additionally, the Company will be amending its reports on Form 10-Q for the quarterly periods ended June 30, September 30, and December 31, 2002 due to a revision in its calculation of the accretion on preferred stock. The Company anticipates that the Form 10-K will be completed and filed on or before the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Salvatore J. Furnari             (407)                 855-5500
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         (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company will be reporting Net Income of $1,034,128 for the fiscal year ended March 31, 2003 compared to a Net Loss of ($17,059,152) for the fiscal year ended March 31, 2002. The improvement in Net Income in the fiscal year ended March 31, 2003 is primarily due to improved margins on the sale of the Company's products, changes in the non-cash compensation related to options and warrants, and significant reductions in expenses. After making adjustment for the accretion for preferred stock, the Company will be reporting Net Loss Available to Common Shareholders of ($601,076), ($0.05) per share, for the fiscal year ended March 31, 2003 compared to Net Loss Available to Common Shareholders of ($19,147,995), ($1.81) per share, for the fiscal year ended March 31, 2002.

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                         GALAXY NUTRITIONAL FOODS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2003                           By: /s/ Salvatore J. Furnari
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                                                 Salvatore J. Furnari
                                                 Chief Financial Officer

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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